FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 10, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item
1.	Translation of a letter to CONASEV dated August 9, 2004, regarding the simple reorganization with Telefónica Multimedia.

2.	Translation of a letter to CONASEV dated August 9, 2004 regarding the acquisition of treasury shares.

3.	Translation of a letter to CONASEV dated August 19, 2004 regarding a meeting of the Board of Directors on August 18, 2004.

4.	Translation of a letter to CONASEV dated August 26, 2004 regarding an agreement with the Telefónica Workers’ Union.

5.	Translation of a letter to CONASEV dated August 27, 2004 regarding the resignation of an alternate director.

Item 1.

TRANSLATION

Lima, August 9, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that its subsidiary, Telefónica Multimedia S.A.C., has raised its capital stock to S/. 406,480,178.00 (four hundred and six million four hundred and eighty thousand one hundred and seventy-eight Nuevos Soles) as a result of having received the assets and liabilities from Telefónica del Perú S.A.A. in the simple reorganization of the company.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 2.

TRANSLATION

Lima, August 9, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that according to the resolution approved by the Board of Directors and the Annual Shareholders Meeting of Telefónica del Perú S.A.A., which was duly filed with CONASEV on March 11, March 26, April 29, and July 8, the company has today acquired 16,007,044 Class B shares of its own issue, for an amount of S/. 20,002,574.69.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 3.

TRANSLATION

Lima, August 19, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that on August 18th the Board of Directors adopted the following resolutions considered Key Events:

•	Authorized certain executives of the company to negotiate the amendment of the Management Fee Agreement entered with Telefonica Internacional S.A. and, if it is the case, to sign the corresponding addendum.

•	Accepted the resignation of Mr. Diego Martinez-Caro de la Concha Castañeda, Spanish, identified with carné de extranjería No. 118184, as Controller of the Company and appointed Mr. Alvaro Julio Badiola Guerra, Spanish, identified with passport No. 05261731-K, to replace him.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 4.

TRANSLATION

Lima, August 26, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the company has entered into an agreement with the Telefónica Workers’ Union, for the period December 1st 2003 until November 30th, 2006. It is important to remark that Telefónica del Perú S.A.A. has decided that these benefits will also be granted to the workers that are not part of the union.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 5.

TRANSLATION

Lima, August 27, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that Mr. Diego Martínez-Caro de la Concha Castañeda, Spanish, identified with carné de extranjería No. N-118184, resigned from the positions of alternate director of Telefónica del Perú S.A.A. and director of Telefónica Multimedia S.A.C., Media Networks S.A.C., Servicios Editoriales del Perú S.A.C., Telefónica Servicios Digitales S.A.C., Telefónica Servicios Técnicos S.A.C. and Telefónica Servicios Integrados S.A.C.

As a result, Mr. Álvaro Julio Badiola Guerra, Spanish, identified with passport No. 05261731-K has been appointed to the position of director of Telefónica Multimedia S.A.C., Media Networks S.A.C., Servicios Editoriales del Perú S.A.C., Telefónica Servicios Digitales S.A.C., Telefónica Servicios Técnicos S.A.C. and Telefónica Servicios Integrados S.A.C.

Enclosed please find the updated information of the Economic Group.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

TELEFÓNICA MULTIMEDIA S.A.C.

1. CIIU:	92136

2. R.U.C.:	20290000263

3. Address:	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Schuler Schütz Werner Ernesto

5. Shareholders with more than 5% of the share capital:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño, Javier (Presidente)	Passport No. 73180805-A
Revilla Vergara Juan	D.N.I. 08234014
Badiola Guerra Álvaro	Passport No. 05261731-K
Villa Mardon Antonio	D.N.I. No. 10840875
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner Ernesto, with D.N.I. No. 10274322

SERVICIOS EDITORIALES DEL PERÚ S.A.C.

1. CIIU:	22156

2. R.U.C.:	20475355572

3. Address:	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Schuler Schütz Werner Ernesto, D.N.I. 10274322

5. Shareholders with more than 5% of the share capital:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño Javier (Presidente)	Passport No. 73180805-A
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Álvaro	Passport No. 05261731-K
Villa Mardon Antonio	D.N.I. No. 10840875
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner Ernesto

TELEFÓNICA SERVICIOS DIGITALES S.A.C.

1. CIIU:	74996

2. R.U.C.:	20468340977

3. Address:	Av. Primavera 653 San Borja, Lima

4. Legal Representative:	Llerena De Rossi Hernán Alberto

5. Shareholders with more than 5% of the share capital:

Telefónica del Perú S.A.A. 51%
Com S.A. 49%

6. Board of Directors:

Antúnez de Mayolo Morelli Santiago (Presidente)	D.N.I. No. 08746612
Levy Spack Yomtov	D.N.I. No. 08228291
Rodríguez Bustamante, Julio Alfredo	L.E. No. 07933913
Schneider Shpilberg Ben	D.N.I. No. 08219550
Revilla Vergara Juan	D.N.I. No. 08234014
Frías García, Gabriel	Passport No. Q032663
Badiola Guerra Álvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Llerena De Rossi Hernán Alberto, with D.N.I. No. 25677547

TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.

1. CIIU:	64207

2. R.U.C.:	20304997436

3. Address:	Jorge Basadre 592, piso 7°, San Isidro

4. Legal Representative:	Frías García, Gabriel

5. Shareholders with more than 5% of the share capital:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Revilla Vergara Juan	D.N.I No. 08234014
Frías García Gabriel	Passport No. Q032663
Badiola Guerra Álvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Frías García Gabriel	Passport No. Q032663

TELEFÓNICA SERVICIOS TÉCNICOS S.A.C.

1. CIIU:	72505

2. R.U.C.:	20502070640

3. Address:	Av. San Felipe No. 1144, Surquillo

4. Legal Representative:	Manuel Plaza Martín

5. Shareholders with more than 5% of the share capital:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño Javier (Presidente)	Passport No. 73180805-A
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Álvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Manuel Plaza Martín, with carné de extranjería No. N-85231

MEDIA NETWORKS S.A.C.

1. CIIU:	92136

2. R.U.C.:	20501633004

3. Address:	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Schuler Schütz Werner Ernesto

5. Shareholders with more than 5% of the share capital:

Telefónica Multimedia S.A.C. 99.9%

6. Board of Directors:

Nadal Ariño Javier (Presidente)	Passport No. 73180805-A
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Álvaro	Passport No. 05261731-K
Villa Mardon Antonio	D.N.I. No. 10840875
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner Ernesto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: September 10, 2004	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.